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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                                 Westaim Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   956909105
--------------------------------------------------------------------------------
                                (CUSIP Number)


                                August 21, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to designate  the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [_] Rule 13d-1(d)

----------

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  956909105
            ---------------------

1. NAME OF REPORTING PERSONS

   Libra Advisors, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) [_]
                                                                   (b) [x]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   0

6. SHARED VOTING POWER

   4,079,753

7. SOLE DISPOSITIVE POWER

   0

8. SHARED DISPOSITIVE POWER

   4,079,753

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,079,753

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS)

                                                                      [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.2%

12. TYPE OF REPORTING PERSON

     IA

________________________________________________________________________________

CUSIP No.  956909105
            ---------------------

1. NAME OF REPORTING PERSONS

   Ranjan Tandon

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [x]

3. SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

   0

6. SHARED VOTING POWER

   4,079,753

7. SOLE DISPOSITIVE POWER

   0

8. SHARED DISPOSITIVE POWER

   4,079,753

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,079,753

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS)

                                                                      [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.2%

12. TYPE OF REPORTING PERSON

    IN

________________________________________________________________________________

CUSIP No.   956909105
            ---------------------


Item 1(a).  Name of Issuer:


            Westaim Corp.

____________________________________________________________________

      (b). Address of Issuer's Principal Executive Offices:

            Westaim Corp.
            144-4th Avenue, S.W., Suite 1010
            Calgary, ABT2P3, Canada

____________________________________________________________________


Item 2(a).  Name of Person Filing:

            Libra Advisors, LLC
            Ranjan Tandon, President of Libra Advisors, LLC

____________________________________________________________________

      (b). Address of Principal Business Office, or if None, Residence:

            909 Third Avenue
            29th Floor
            New York, NY 10022

____________________________________________________________________

      (c). Citizenship:

            Libra Advisors, LLC - New York limited liability company Ranjan Tandon - United States of America

____________________________________________________________________

      (d). Title of Class of Securities:

            Common Stock, par value

____________________________________________________________________

      (e). CUSIP Number:

            956909105

____________________________________________________________________


Item 3.  Type of Reporting Person:

         Not applicable.

Item 4.  Ownership.
         (a) Amount beneficially owned:

          4,079,753 shares owned by Libra Advisors, LLC and Ranjan Tandon

______________________________________________________________________

          (b) Percent of class:

          5.2% owned by Libra Advisors, LLC and Ranjan Tandon
______________________________________________________________________

          (c) Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote

                Not applicable.

          (ii) Shared power to vote or to direct the vote

               4,079,753 shares with shared power to vote or to direct the vote by Libra Advisors, LLC and Ranjan Tandon

         (iii) Sole power to dispose or to direct the disposition of

                Not applicable.

          (iv) Shared power to dispose or to direct the disposition of

                4,079,753 shares with shared power to dispose or to direct the disposition of by Libra Advisors, LLC and Ranjan Tandon

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

_______________________________________________________________________


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

_______________________________________________________________________


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

_______________________________________________________________________


Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable.


_______________________________________________________________________


Item 9.  Notice of Dissolution of Group.

         Not applicable.


______________________________________________________________________

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  LIBRA ADVISORS, LLC

                                                  By: /s/ Ranjan Tandon
                                                      ---------------------
                                                      Name:  Ranjan Tandon
                                                      Title: President
                                                      Date: August 29, 2003

                                                  /s/ Ranjan Tandon
                                                  ---------------------
                                                  Ranjan Tandon
                                                  Date: August 29, 2003

                                                                Exhibit A


                                   AGREEMENT

The undersigned agree that this schedule 13G dated August 29, 2003 relating to the Common Stock, par value, of Westaim Corp. shall be filed on behalf of the undersigned.

                                                  LIBRA ADVISORS, LLC

                                                  By: /s/ Ranjan Tandon
                                                      ---------------------
                                                      Name:  Ranjan Tandon
                                                      Title: President
                                                      Date: August 29, 2003

                                                  /s/ Ranjan Tandon
                                                  ---------------------
                                                  Ranjan Tandon
                                                  Date: August 29, 2003

03784.0001 #425682